Exhibit 99.2

Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.09	30.06.08
	(In £m except for ratios)
Fixed Charges
Interest expense	14,247	19,859
Rental expense	134	91
Total fixed charges	14,381	19,950

Earnings
Income before taxes and minority interests	2,726	2,784

Less
Unremitted pre-tax income of associated companies and joint ventures	69	(24)
	2,795	2,760
Fixed charges	14,381	19,950
Total earnings including fixed charges	17,176	22,710

Ratio of Earnings to Fixed Charges	1.19	1.14

Ratios of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.09	30.06.08
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	14,247	19,859
Rental expense	134	91
Total fixed charges	14,381	19,950
Preference share dividends and similar appropriations	333	232
Total fixed charges, preference share dividends and similar appropriations	14,714	20,182

Earnings
Income before taxes and minority interests	2,726	2,784

Less
Unremitted pre-tax income of associated companies and joint ventures	69	(24)
	2,795	2,760

Fixed charges	14,714	20,182
Total earnings including fixed charges	17,509	22,942
Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends	1.19	1.14